                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
            -------------------------------------------------------

                                 SCHEDULE 13G

                                (RULE 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)


                             (AMENDMENT NO. __)(1)


                               FAIRMARKET, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  305158107
--------------------------------------------------------------------------------
                                (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / / Rule 13d-1(b)

        / / Rule 13d-1(c)

        /X/ Rule 13d-1(d)



------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 305158107                    13G                    Page 2 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SIERRA VENTURES VII, L.P., A CALIFORNIA LIMITED PARTNERSHIP
          ("SIERRA VII") 94-3315644
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                   (a) / /  (b) /X/
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  NUMBER OF                   5   SOLE VOTING POWER
   SHARES                                                                   -0-
 BENEFICIALLY                 -------------------------------------------------
   OWNED BY                   6   SHARED VOTING POWER
     EACH                                                             4,925,334
   REPORTING                  -------------------------------------------------
 PERSON WITH:                 7   SOLE DISPOSITIVE POWER
                                                                            -0-
                             --------------------------------------------------
                              8   SHARED DISPOSITIVE POWER
                                                                      4,925,334
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                4,925,334
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                          / /
      EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          17.2%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
                                                                             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 305158107                    13G                    Page 3 of 9 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SIERRA VENTURES ASSOCIATES VII, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY ("SV ASSOCIATES") 94-3315643
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                   (a) / /  (b) /X/
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA LIMITED LIABILITY COMPANY
-------------------------------------------------------------------------------
  NUMBER OF                   5   SOLE VOTING POWER
   SHARES                                                                   -0-
 BENEFICIALLY                 -------------------------------------------------
   OWNED BY                   6   SHARED VOTING POWER
     EACH                                                             4,925,334
   REPORTING                  -------------------------------------------------
 PERSON WITH:                 7   SOLE DISPOSITIVE POWER
                                                                            -0-
                             --------------------------------------------------
                              8   SHARED DISPOSITIVE POWER
                                                                      4,925,334
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                4,925,334
-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                          / /
      EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          17.2%
-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
                                                                             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 4 of 9 Pages


    ITEM 1(a)      NAME OF ISSUER:

                   Fairmarket, Inc.

    ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   500 Unicorn Park Drive
                   Woburn, MA  01801

    ITEM 2(a)      NAME OF PERSON FILING:

                   This statement is being filed by Sierra Ventures Associates VII, LLC, a California Limited Liability Company ("SV Associates") whose principal business is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures VII, L.P., a California Limited Partnership ("Sierra VII"). With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Fairmarket, Inc. (the "Shares"). The Shares are held directly by Sierra VII. Management of the Business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

    ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

                   See Above.

    ITEM 2(c)      CITIZENSHIP

                   See Above

    ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

                   Common Stock

    ITEM 2(e)      CUSIP NUMBER:

                   305158107

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                   Not applicable.

     ITEM 4.       OWNERSHIP.

                   Please see Rows 5-11 of cover pages.

     ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not applicable.

     ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

                   Under certain circumstances set forth in the limited partnership agreements of Sierra VII and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Fairmarket, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

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                                                               Page 5 of 9 Pages


     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   Not applicable.

     ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   Not applicable.

     ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                   Not applicable.

    ITEM 10.       CERTIFICATION.

                   Not applicable.

                                                               Page 6 of 9 Pages


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.


         February 14, 2001


                                             SIERRA VENTURES
                                             ASSOCIATES VII, LLC


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer


                                             SIERRA VENTURES VII, L.P.,
                                             A CALIFORNIA LIMITED
                                             PARTNERSHIP
                                             By Sierra Ventures Associates VII,
                                             LLC, its General Partner


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer

                                                              Page 7 of 9 Pages


                                 EXHIBIT INDEX



                                                                     Found on
                                                                   Sequentially
 Exhibit                                                           Numbered Page
 -------                                                           -------------
Exhibit A:   Agreement of Joint Filing                                   8

Exhibit B:   List of Managers of Sierra Ventures
             Associates VII, LLC                                         9


                                                               Page 8 of 9 Pages


                                   EXHIBIT A

                           AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2001, containing the information required by Schedule 13G, for the Shares of the Common Stock of Fairmarket, Inc. held by Sierra Ventures VII, L.P., a California Limited Partnership.


         February 14, 2001


                                             SIERRA VENTURES
                                             ASSOCIATES VII, LLC


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer


                                             SIERRA VENTURES VII, L.P.,
                                             A CALIFORNIA LIMITED
                                             PARTNERSHIP
                                             By Sierra Ventures Associates VII,
                                             LLC, its General Partner


                                         By: /s/ Martha A. Clarke Adamson
                                             -----------------------------------
                                             Martha A. Clarke Adamson
                                             Chief Financial Officer

                                                               Page 9 of 9 Pages


                                   EXHIBIT B

                MANAGERS OF SIERRA VENTURES ASSOCIATES VII, LLC


         Set forth below, with respect to each managers partners of Sierra Ventures Associates VII, LLC is the following: (a) name; (b) business address and (c) citizenship.


         1.  (a)  Peter C. Wendell

             (b)  c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

             (c)  United States Citizen


         2.  (a)  Jeffrey M. Drazan

             (b)  c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

             (c)  United States Citizen


         3.  (a)  David C. Schwab

             (b)  c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

             (c)  United States Citizen